SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC



                                    FORM 6-K



          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                       FOR THE PERIOD ENDED JULY 31, 1998




                             NU-DAWN RESOURCES INC.
                             ----------------------
                   Translation of Registrants name in English


                               102 Piper Crescent
                            Nanaimo, British Columbia
                                 Canada V9T 3G3

                                 --------------
                     Address of principal executive offices

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


                                            NU-DAWN RESOURCES INC.




                                            By:/s/ Raynerd B. Carson
                                               ---------------------------------
                                               Raynerd B Carson, President

                                            Date: September 21 , 1998

                             NU-DAWN RESOURCES INC.
                     102 Piper Crescent, Nanaimo BC V9T 3G3
                     Tel: (250) 756-0291 Fax: (250) 756-0298
                            email: nudawn@nu-dawn.com

--------------------------------------------------------------------------------

                                  SCHEDULE "B"

                            SUPPLEMENTARY INFORMATION

1. FOR THE CURRENT FISCAL YEAR-TO-DATE: JULY 31, 1998

     Refer to July 31, 1998 Financial Statements

(a)  Expenditures to non-arms length parties:  None

     Refer to Note 5: Related Party Transactions of July 31, 1998 Financial Statements

2. FOR THE QUARTER UNDER REVIEW

(a)  Securities issued:  None

(b)  Options granted:  None - Refer to Note 7. Warrants & Options (B)

3. AS AT THE END OF QUARTER

(a)  Authorized share capital:  50,000,000 common shares without par value

(b)  Issued share capital:  27,823,270 shares

(c)  Summary of warrants and options outstanding:

         Warrants...........          Refer to Note 7. Warrants & Options (A)
         Options............          Refer to Note 7. Warrants & Options (B)

(d) Shares in escrow:  412,500

(e) Directors:  Raynerd B. Carson
                James Wadsworth
                Geoffrey Vantreight
                Gary Van Norman
                Dr. Stewart Jackson


            Nu-Dawn Resources Inc - Quarterly Report - July 31, 1998

                             NU-DAWN RESOURCES INC.
                     102 Piper Crescent, Nanaimo BC V9T 3G3
                     Tel: (250) 756-0291 Fax: (250) 756-0298
                            email: nudawn@nu-dawn.com

--------------------------------------------------------------------------------


                                  SCHEDULE "C"

                   FOR THE THIRD QUARTER ENDING JULY 31, 1998

September 21, 1998

The Directors of Nu-Dawn Resources Inc. report on the Company's affairs for the third quarter of 1998.

Over the last six months, the management of Nu-Dawn Resources Inc. has concentrated its efforts on two projects: the Abitibi chrysotile/magnesium project in Northwestern Quebec, Canada and the gold/base metal project in Costa Rica.

Chrysotile / Magnesium Project

The Abitibi project is a 150 million ton proven chrysotile fibre deposit, a deposit which also contains 34% magnesium. With the environmentally conscious world of the 21st Century, the demand for lighter weight automobiles and machines makes magnesium the wonder metal of the future. The future demand for magnesium is forecast to be sufficient to warrant a new producer as large as Abitibi's project every year. Management continues discussions with major mining companies to join Nu-Dawn in developing this mega project. Recently, the recession in Asia has dramatically reduced the demand for Chrysotile fibre. As a result, it will be necessary for the Company to negotiate an extension of its payment schedule.

Costa Rica

Nu-Dawn Resources Inc. has entered into an agreement with Minera Oceanica S.A. and an Indian Mining Co-op in concessions covering 60 square kilometers with a potential for huge gold/ base metal deposits. Recently, the Company has been in discussion with the newly elected Costa Rican Government regarding the permits for further exploration of these concessions. In late August, the Bri Bri Mining Co-op held discussions with the Minister of Mines. As a result of these meetings, the Minister is in support of the Mining Co-op. The legal process is now underway to issue the exploration permits.

Progress reports will be issued on these projects as warranted.

                             ON BEHALF OF THE BOARD
                             NU-DAWN RESOURCES INC.
                                      per:

                              /s/ Raynerd B. Carson
                              ---------------------
                          Raynerd B. Carson, President

                                  SCHEDULE "A"

                             NU-DAWN RESOURCES INC.

                              THIRD QUARTER REPORT

                              FINANCIAL STATEMENTS
                         NINE MONTHS ENDED JULY 31, 1998



                      CONTENTS                                              PAGE
                      --------                                              ----

BALANCE SHEET                                                                  1
STATEMENT OF LOSS AND DEFICIT                                                  2
STATEMENT OF CHANGES IN FINANCIAL POSITION                                     3
SCHEDULE OF CHANGES IN RESOURCE PROPERTIES                                     4
NOTES TO FINANCIAL STATEMENTS:
     -  Note 1. Fixed Assets and Deferred Costs                                5
     -  Note 2. Resource Properties                                            5
     -  Note 3. Description of Resource Properties                           5-6
     -  Note 4. Long-Term Debt                                                 6
     -  Note 5. Related Party Transactions                                     7
     -  Note 6. Capital Stock                                                  7
     -  Note 7. Warrants & Options                                           7-8
     -  Note 8. Future Operations                                              8
     -  Note 9. Comparative Figures                                            8




                       PREPARED BY MANAGEMENT -- UNAUDITED

            Nu-Dawn Resources Inc - Quarterly Report - July 31, 1998


NU-DAWN RESOURCES INC.
BALANCE SHEET
for nine month period ending July 31, 1998


                                                 9 month period       9 month period
                                                  ended 7/31/98        ended 7/31/97
ASSETS                                           --------------       --------------

CASH                                                     26,502               50,990
ACCOUNTS RECEIVABLE                                       4,030                2,500
DUE FROM RELATED                                            488                  488
                                                     ----------           ----------
                                                         31,020               53,979
FIXED ASSETS AND DEFERRED COSTS                       1,764,244            2,600,520
(NOTE 1)

RESOURCE PROPERTIES                                     478,412            1,114,683
(NOTE 2)
                                                     ----------           ----------
TOTAL ASSETS                                          2,273,676            3,769,181
                                                     ==========           ==========

LIABILITIES

ACCOUNTS PAYABLE                                        198,210              151,678
LOAN                                                    143,389
DUE TO RELATED PARTIES (NOTE 5)                         (12,773)               9,816
DEFERRED REVENUE                                          4,952                4,952
                                                     ----------           ----------

LONG TERM DEBT (NOTE 4)                                  50,000               50,000
                                                     ----------           ----------
TOTAL LIABILITIES                                       383,778              216,446
                                                     ==========           ==========

SHAREHOLDERS' EQUITY
CAPITAL STOCK (NOTE 6)
----------------------

AUTHORIZED: 50,000 Common Shares no par value
ISSUED: 27,823,270 shares (at 7/31/98)                6,164,874            6,074,762
Advance on Exercise of Warrants                               0                    0
DEFICIT (PAGE 2)                                     (4,274,976)          (2,522,027)
                                                     ----------           ----------
TOTAL SHAREHOLDERS' EQUITY                            1,889,898            3,552,735
                                                     ----------           ----------
TOTAL LIABILITIES AND EQUITY                          2,273,676            3,769,181
                                                     ==========           ==========

                                                                              Page 1

NU-DAWN RESOURCES INC.
STATEMENT OF LOSS AND DEFICIT
for nine month period ending July 31, 1998

                                           9 month period      9 month period
                                            ended 7/31/98       ended 7/31/97
REVENUE                                     -------------       -------------

Revenue                                            13,157                   0
Interest & Sundry Revenue                             394                 130
                                               ----------          ----------
                                                   13,551                 130
                                               ----------          ----------
EXPENSES

Office Administration                              11,801               4,574
Professional Fees                                  12,321              85,750
Management Fees                                         0                   0
Consulting  Fees                                   30,200              22,650
Regulatory & Transfer Fees                         10,385               8,968
Rent                                                9,000              13,160
Travel & Promotion                                 12,536               8,528
Wages & Payroll Expense                             5,623              33,215
Office Equipment & Rental                             778               6,005
Telephone, Fax & Courier                            5,741               9,834
Printing & Distribution                             1,847               7,530
Interest & Bank Charges                             6,479               5,715
Computer & Internet                                 3,750               4,373
Asbestos Project                                   10,453                --
Costa Rica - Projects                              35,636             138,749
Pan-Oro Project                                       520               3,583
Saskatchewan                                            0               2,610
Salmo Operations                                   32,332              54,751
                                               ----------          ----------
                                                 (189,402)           (409,995)
Invested Resource Properties                       46,609             194,668
                                               ----------          ----------
Net (Loss) for the period                        (129,242)           (215,197)
Net (Deficit) - beginning of period            (4,145,734)         (2,306,830)
                                               ----------          ----------
Net (Deficit) - end of period                  (4,274,976)         (2,522,027)
                                               ----------          ----------
Gain (Loss) per share for the period                (0.00)              (0.01)
                                               ==========          ==========

NU-DAWN RESOURCES INC.
STATEMENT OF CHANGES OF FINANCIAL POSITION for nine month period ending July 31, 1998


                                              9 month period     9 month period
                                               ended 7/31/98      ended 7/31/97
OPERATING ACTIVITIES                           -------------      -------------

Net (Loss) for the Period                           (129,242)          (215,197)
Change in Non-Cash Working Capital                   379,392              7,746
                                                    --------           --------
                                                     250,150           (207,451)
                                                    --------           --------
INVESTING ACTIVITIES

Expenditures Relative to Resource Properties         (46,609)          (194,6680
Payments on Fixed Assets & Deferred Costs                  0                  0
Sale of Fixed Assets                                       0                  0
                                                    --------           --------
                                                     (46,609)          (194,668)
                                                    --------           --------
FINANCING ACTIVITIES

Loan                                                 143,389               --
Advances in Related Party Debt                             0            210,922
Flow-Through Private Placement                             0             65,000
Private Placement                                          0            154,940
Capital Stock Issued                                  49,525                  0
Advance on Exercise of Warrants                            0                  0
                                                    --------           --------
                                                     192,914            430,862
                                                    --------           --------
Increase (Decrease) in cash - during period           10,627             28,743
Cash Position - beginning of period                   15,875             22,248
                                                    --------           --------
Cash Position - end of period                         26,502             50,990
                                                    ========           ========


NU-DAWN RESOURCES INC.
SCHEDULE OF CHANGES IN RESOURCE PROPERTIES
October 31, 1997 to July 31, 1998



                            Prince Albert    Guanacaste         Pan-Oro       Asbestos Claims     Totals
                            -------------    ----------         -------       ---------------     ------

Balance, October 31, 1997    $ 55,788         $328,475         $ 37,517         $ 10,023         $431,803
                             --------         --------         --------         --------         --------

Consulting                       --                 40             --               --                 40
Geological Consulting            --               --               --                162              162
Travel                           --             10.795              282              291           11.368
Exploration                      --             23,461             --               --             23,461
Option Payments                  --               --               --             10,000           10,000
Permits & Fees                   --               --               --               --               --
Field Crew                       --               --               --               --               --
Vehicle Expense                  --               --               --               --               --
Fuel                             --               --               --               --               --
Repairs                          --               --               --               --               --
Misc                             --              1,340              238             --               1578
                             --------         --------         --------         --------         --------
Balance, July 31, 1998       $ 55,788         $364,111         $ 38,036         $ 20,476         $478,412
                             ========         ========         ========         ========         ========



                                                                                                   Page 4

                          NOTES TO FINANCIAL STATEMENTS

1. FIXED ASSETS AND DEFERRED COST

H B Mill            - 15 year straight-  line basis,  commencing on the start of production
Office Equipment    - 20% declining balance basis
Motor Vehicles      - 20% declining balance basis

FIXED ASSETS                       Cost     Acc Dep      *NBV 1997     *NBV 1996
--------------------------------------------------------------------------------
H B Mill and freehold land   $1,757,855           -     $1,757,855    $2,592,535
Office Equipment                  9,803        6345          3,458         4,323
Motor Vehicles                   17,219      14,289          2,930         3,662
================================================================================
                             $1,784,877      20,634     $1,764,243    $2,600,520
--------------------------------------------------------------------------------

Costs capitalized to the H.B. Mill totalled $15,759 (1996 - $14,013) for the year. Costs capitalized include property taxes and general maintenance costs, net of equipment sales. During the year ended October 31, 1997 the Company recorded a write down of $860,439 to adjust the carrying value of this asset to management's best estimate of the net recoverable amount.

2. RESOURCE PROPERTIES

Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the accounts. When production is attained these costs will be amortized. When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written-off when the decision to abandon is made.

RESOURCE PROPERTIES                 7/31/98              1997               1996
--------------------------------------------------------------------------------
GOODENOUGH & YMIR                         -                 -             175012
TRITON                                    -                 -            285,136
PRINCE ALBERT                        55,788            55,788            242,160
GUANACASTE (MINA MARIO)             364,111           328,475            168,753
SUKUT                                     -                 -             15,049
PAN-ORO                              38,037            37,517            33,905-
ASBESTOS CLAIMS                      20,476                 -                  -
================================================================================
TOTALS                              478,412          $431,803           $920,015
--------------------------------------------------------------------------------

3. DESCRIPTION OF RESOURCE PROPERTIES

(a) Goodenough and Ymir, British Columbia
The Company has a 100% interest in certain mineral claims located in the Nelson Mining Division, British Columbia, subject to a 15% net profit interest, and has freehold title to the land. During the year ended October 31, 1997, the Company wrote down the balance of its interest in this resource property.

(b) Triton, Ontario
The Company has a 50% interest in certain mineral claims located in MacMurchy Township of the Larder Lake Mining Division, Ontario. A third party has agreed to maintain the good standing of the mineral claims. During the year ended October 31, 1997, the Company wrote down the balance of its interest in this property.

(c) Prince Albert, Saskatchewan
The Company has entered into an option agreement to acquire a 100% interest, subject to a 5% net profit royalty, in certain mineral claims in the Prince Albert Mining District, Saskatchewan. To maintain its interest in the agreement, the Company is required to pay $2,000 annually for ten years to July 2003.

The Company had a 100% interest in certain mineral exploration permits issued by Saskatchewan Energy and Mines in the Southern Mining district of Saskatchewan. During the year, the Company allowed the permits to lapse and wrote off the investment in those permits. The remaining balance of $55,788 represents the Company's interest in the option in the Prince Albert Mining District.

(d) Mina Mario Project-Guanacaste, Costa Rica
Pursuant to an option agreement dated October 23, 1995, and amended February 27, 1996, between the Company and Minera Oceanica, S.A., the Company acquired an option for the mineral and surface rights on Concession 6622 situated in the Central Gold Belt in the Juntas de Abangores District of Guanacaste Province in Costa Rica, subject to a 10% royalty in favor of Minera Oceanica, S.A. on operating profits derived from the property, or US$100,000 per year, whichever is the greatest. Finder's fees in the amount of $22,500 have been included in resource properties.

(e) Pan-Oro, Panama
During 1995, the Company entered into a Letter of Agreement with Grande Portage Resources Ltd. to enter into a joint-venture agreement to develop mineral concessions in north-western Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. The Company has a 90% ownership interest in Pan-Oro S.A., a Panamanian corporation. Resource properties include $21,000 in costs charged by Pan-Oro S.A.

(f) Sukut Project-Limon, Costa Rica
The Company entered into an agreement dated April 24, 1996 for the mineral exploration permit (ID# 6200) over an area of eighteen square kilometres within the Bri Bri Indian Reservation situated in the Province of Limon, County of Talamance, District of Bratsi. There has been a moratorium placed on any mining activity by the Asamblea Legislativa de Costa Rica. During the year the permit was withdrawn from the optionor by the Costa Rican authorities. Therefore, the Company has written down its interest in this property.

(g) Asbestos Claims, Quebec
The Company entered into an option agreement dated October 8, 1997 with Vant Resources Inc. for the Asbestos "A" claims in Maizerets, Quebec and the Exploration Claims in Soissons, Quebec. In order to exercise the option, the Company must pay the optionor an aggregate of $1,070,000 as follows:

         1.       $10,000 on execution of this Agreement (paid);
         2.       $10,000 on or before March 15, 1998;
         3.       $50,000 on or before September 15, 1998; and
         4.       $1,000,000 on or before September 15, 1999.

After the Company has recovered all its preproduction expenditures on the property it shall pay to the optionor a royalty equal to 5% of the net profits arising from commercial production. At any time after the commencement of commercial production, the optionor can surrender its royalty to the Company in consideration of shares of the Company with a market value of $500,000 at the date of surrender.

4. LONG-TERM DEBT

This amount is unsecured, non-interest bearing, and will be repaid at a rate of 10% of the net profits of the H B Mill at the time it goes into production.

5. RELATED PARTY TRANSACTIONS

--------------------------------------------------------------------------------
At Beginning of Period                                                 (13,418)
--------------------------------------------------------------------------------
Dydar Resources Ltd. - Incurred as Loans                                      0
--------------------------------------------------------------------------------
Dydar Resources Ltd. - Incurred as Services                               (645)
================================================================================
At End of Period July 31, 1998                                         (12,773)
--------------------------------------------------------------------------------

(b) Administrative consulting fees paid to a director totaled $ 5960.00 for period October 31, 1997 to July 31, 1998

6. CAPITAL STOCK


(A) The changes in capital stock during this period are recorded as follows:

----------------------------------------------------------------------------------------------------------------
                                                          July 31, 1998                    April 30, 1997
                                                  ----------------------------      ----------------------------
ISSUED:                                           # of shares          Amount       # of shares          Amount
----------------------------------------------------------------------------------------------------------------
At Beginning of Period                             27,493,104       $6,115,349       25,134,993       $5,708,900
----------------------------------------------------------------------------------------------------------------
Debt settlement pursuant to exercise of option              0                0                0          210,922
----------------------------------------------------------------------------------------------------------------
Private Placement                                           0                0                0                0
----------------------------------------------------------------------------------------------------------------
Flow-through private placement                              0                0                0                0
----------------------------------------------------------------------------------------------------------------
For cash pursuant to exercise of option               330,166           49,525                0                0
================================================================================================================
Issued at end of period                            27,823,270        6,164,874       26,189,603       $5,919,823
----------------------------------------------------------------------------------------------------------------

(B) Outstanding at this period end:

--------------------------------------------------------------------------------
              AUTHORIZED                                      ISSUED
----------------------------------------          ------------------------------
 CLASS        PAR VALUE         NUMBER              NUMBER               VALUE
 -----        ---------         ------              ------               -----
Common           NPV          50,000,000          27,823,270          $6,164,874
--------------------------------------------------------------------------------

7. WARRANTS & OPTIONS

(A) As of July 31, 1998

(i) Issued 500,000 non-transferable share purchase warrants pursuant to a private placement agreement dated May 29, 1996, were issued at a price of $0.50 per share. Each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share for a period of two years at a price of $0.50 per share during the first year and $0.60 per share during the second

(ii) Pursuant to a private placement agreement dated April 29, 1997, 1,000,000 non-transferable shares were issued at a price of $0.15 per share with non-transferable share purchase warrants to purchase 1,000,000 shares at $0.15 per share for a one year period and $0.18 per share in the second year. As at October 31, 1997, 696,499 of the share purchase warrants remained unexercised. April 15, 1998, 330,166 share purchase warrants were issued for cash pursuant to exercise of option.

(B) Stock Options outstanding to directors and employees at April 30, 1998 :


              Number of Shares         Exercise Price           Expiry Date
         ------------------------  ---------------------  --------------------
                        1,200,000                  $0.15         August 202002
                          100,000                  $0.15         July 15, 2001
                          100,000                  $0.15       October 8, 2002
         ------------------------  ---------------------  --------------------

INSIDER REPORT (as of July 31, 1998):

     (i)   10,588,441 common shares held by Curitiba S.A.
     (ii)  1,668,500 common shares held by a director of the Company
     (iii) 116,000 common shares held by a director of the Company
     (iii) 612,500 common shares held by a director of the Company

(C) Shares in Escrow :                      412,500 common shares

(D) List of directors as at July 31, 1998:  Raynerd B. Carson     Geoffrey Vantreight
                                            James Wadsworth       Dr. Stewart A. Jackson
                                            Gary Van Norman


8. FUTURE OPERATIONS

These financial statements have been prepared with integrity and on the going concern bass of accounting. The company is currently operating at a loss and has an accumulated deficit of $ 4,274,976. The company's movements toward streamlining its methods of operation and management have shown to be a positive effort and in foresight will prove beneficial in every related aspect.

9. COMPARATIVES FIGURES

Certain figures have been accentuated, reclassified, or integrated to conform to the current quarter's presentation of this financial statement. The information released in this report is accurate and congruent with proper accounting records.